Bass, Berry & Sims plc
Attorneys at Law

A PROFESSIONAL LIMITED LIABILITY COMPANY

Helen W. Brown

phone: (901)	The Tower at Peabody Place
543-5918	100 Peabody Place, Suite 900
fax: (888) 789-4123	Memphis, Tennessee 38103-3672
e-mail: hwbrown@bassberry.com	(901) 543-5900
February 13, 2007
Via FedEx and Via EDGAR
Richard Pfordte, Esq.
Vincent Di Stefano, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0504

Re:	Triangle Capital Corporation
Registration Statement on N-2/N-5
File No. 333-138418
Dear Messrs. Pfordte and Di Stefano:
     On February 12, 2007, we received additional comments from you by telephone on the Registration Statement on N-2/N-5, File No. 333-138418 (the “Registration Statement”) for Triangle Capital Corporation (the “Company”). In response to your comments we have filed this Pre-effective Amendment No. 4 to the Form N-2 and Amendment No. 2 to the Form N-5 (collectively, the “Amendment”) for the Company and Triangle Mezzanine Fund LLLP (the “Existing Fund”). In particular, this Amendment does the following:
1. Inserts Part III to Form N-5 behind the N-2 signature page. This insert includes Item 29 through Item 35 of Form N-5. In particular, the N-5 will have its own exhibit list that specifically incorporates certain Exhibits applicable to the SBIC by reference from the N-2.
2. We are also filing the following additional exhibits to the N-2/N-5 that we believe comprise the remaining exhibits required to be filed under the instructions to Form N-5:
•	Certificate of Limited Partnership of Triangle Mezzanine Fund LLLP currently in place;
•	Letter from the SBA approving Triangle Mezzanine Fund LLLP’s application to operate as an SBIC (in lieu of the actual SBA license as required by Form N-5, apparently the SBA doesn’t actually send these out anymore according to Triangle);

February 13, 2007

•	An opinion from Bass Berry regarding the legality of the issued and outstanding partnership interests that will be exchanged for common stock of the Company; and
•	The form of Amended and Restated Agreement of Limited Partnership of Triangle Mezzanine Fund LLLP
     We are e-mailing to you both this letter and the Amendment in addition to filing via EDGAR, as we are uncertain as to your weather situation. We hope that the foregoing is fully responsive to your comments. We appreciate your continued attention and prompt responses to these matters. As you know the Company has filed a request to accelerate the date of effectiveness of the Registration Statement for Wednesday, February 14, 2007 at 9:00 a.m. EST. Thus, your continued responsiveness is much appreciated. Please do not hesitate to contact me at 901-543-5918, John A. Good at 901-543-5901 or Steve Boehm at 202-383-0176 if you have any comments or questions regarding the above responses.

Sincerely,
/s/ Helen W. Brown
Helen W. Brown

Enclosures